Exhibit 21.1

Subsidiary	State of Formation
OPG Properties LLC	Washington
Olympic Property Group I LLC	Washington
ORM, Inc.	Washington
Olympic Resource Management LLC	Washington
ORM Timber Fund I, LP	Delaware
ORM Timber Fund II, Inc.	Delaware
ORM Timber Fund III (REIT) Inc.	Delaware